UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

_______________________

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
15/F, Block A, Chuangxin Building Software Park Xiamen, 361005 People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

No ☒

Press Release

On May 7, 2009, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding the resignation from its board of directors of Ms. Xiaohong Chen, effective May 6, 2009.  The Company’s press release is furnished as Exhibit 99.1and is incorporated herein by reference.

Exhibit

99.1

Press Release dated May 7, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: May 8, 2009

LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By: /s/ Derek Palaschuk

Name: Derek Palaschuk

Title: Chief Financial Officer

Exhibit 99.1

Longtop Announces Resignation of Board Member

Xiamen, China, May 7, 2009 - Longtop Financial Technologies Limited (“Longtop”) (NYSE: LFT) today announced the resignation from its board of directors of Ms. Xiaohong Chen who had been serving as Tiger Global’s board of director representative since June 2006. The resignation took effect on May 6, 2009. Longtop will not be filling the vacancy created by Ms. Chen’s resignation.

  “On behalf of Longtop, I want to thank Ms. Chen for her service and for her contribution especially during our IPO process and then subsequently as a new public company” said Xiaogong Jia, Chairman of the board of directors.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop has six solution delivery centers, three research centers and seventy five service centers located in 27 provinces throughout China. For more information, please visit: www.longtop.com.

Contact us

Longtop Financial Technologies Limited

Charles Zhang, CFA

Email: ir@longtop.com

Phone: +86-10-84217758IR Inside BV

Caroline Straathof

Email: info@irinside.com

Phone: +31 6 54624301